UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2021

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 4.	Changes in Issuer’s Certifying Accountant

On March 31, 2021, HappyNest REIT, Inc. (the “Company”) dismissed RSM US LLP (“RSM”) as the Company’s independent auditor.  The decision to change independent auditor was approved by the Company’s audit committee.

During the period from April 3, 2018 (inception) through December 31, 2018 and the fiscal year ended December 31, 2019, RSM’s reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from April 3, 2018 (inception) through December 31, 2018, the fiscal year ended December 31, 2019 and the subsequent interim period through March 31, 2021, (i) there were no disagreements between the Company and RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements and (ii) there were no reportable events as described in paragraph (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.

The Company has provided RSM with a copy of the foregoing disclosure and requested that RSM furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from RSM addressed to the Securities and Exchange Commission dated as of April 5, 2021 is filed as Exhibit 9.1 to this Form 1-U.

On April 5, 2021, the Company appointed Assurance Dimensions (“AD”) as the Company’s independent auditor for the Company’s fiscal year ended December 31, 2020.

During the period from April 3, 2018 (inception) through December 31, 2018, the fiscal year ended December 31, 2019 and the subsequent interim period through March 31, 2021, neither the Company nor anyone acting on its behalf consulted with AD regarding (i) the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that AD concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K  and the related instructions or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: April 5, 2021

Index to Exhibits

Exhibit No.	Description

9.1	Letter from RSM US LLP